SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.__ )*

Sonic Jet Performance, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

835455 10 6

(CUSIP Number)

James Q. Chau

Encore Capital Management, L.L.C.
12007 Sunrise Valley Drive, Suite 460
Restoon, VA 20191
Tel No.: (703) 476-5898
(Name, Address and Telephone Number of Person
Authorized to Recieve Notices and Communications)

June 29, 2001

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule gecause of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

Page 1 of 10 Pages

CUSIP NO. 835455 10 6              13D                     Page 2 of 10 Pages
_____________________________________________________________________________
1    NAME OF REPORTING PERSON
     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     JNC Opportunity Fund Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.      (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     WC (See Item 3)
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              0
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            4,203,208 (See Item 5)
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           0 (See Item 5)
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                4,203,208 (See Item 5)
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,203,208 (See Item 5)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   [ ]                                                                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.62% (See Item 5)
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

CUSIP NO. 835455 10 6              13D                     Page 3 of 10 Pages
_____________________________________________________________________________
1    NAME OF REPORTING PERSON
     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     JNC Strategic Fund Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.      (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     WC (See Item 3)
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              0
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            4,203,208 (See Item 5)
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           0 (See Item 5)
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                4,203,208 (See Item 5)
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,203,208 (See Item 5)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   [ ]                                                                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.62% (See Item 5)
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

CUSIP NO. 835455 10 6              13D                     Page 4 of 10 Pages
_____________________________________________________________________________
1    NAME OF REPORTING PERSON
     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Encore Capital Management, L.L.C.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.      (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     OO (See Item 3)
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Deleware
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              0
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            4,203,208 (See Item 5)
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           0 (See Item 5)
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                4,203,208 (See Item 5)
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,203,208 (See Item 5)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   [ ]                                                                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.62% (See Item 5)
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON*

     [IA]
_____________________________________________________________________________

CUSIP NO. 835455 10 6               13D                     Page 5 of 10 Pages

Item 1.  Security and Issuer.

     This Schedule 13D is filed in connection with the shares of common stock, no par value per share (the "Shares"), of Sonic Jet Performance, Inc., a
Colorado corporation (the "Company"), with its principal executive offices at
15662 Commerce Lane, Huntington Beach, CA 92649.

     This Schedule 13D is filed to report that on August 23, 2001, JNC
Opportunity Fund Ltd., a Cayman Islands corporation ("Opportunity"), and JNC
Strategic Fund Ltd., a Cayman Islands corporation ("Strategic"), each entered into an agreement (the "Agreement") with the Company, pursuant to which, among other things, Opportunity and Strategic agreed to cancel all loan agreements and warrants between Opportunity, Strategic and the Company. On June 29, 2001,
Opportunity converted all of its notes (the "Notes") payable by the Company and received 2,455,759 Shares. On June 29, 2001, Strategic converted the preferred stock (the "Preferred Stock") it owned in the Company and received 1,731,449
Shares. In accordance with the Agreement, the Company shall have twelve months from the date of the Agreement to raise $500,000 for working capital. In the event the Company does not raise the money,(i) Opportunity shall have the right to require the Company to exchange the Shares for a Note in the aggregate principal amount of $2,836,395 plus all accrued interest; (ii) Strategic shall have the right to require the Company to exchange the Shares for 1,600 shares of
Preferred Stock, plus all accrued dividends; and (iii) Opportunity shall have the right to require the Company to reissue the warrant canceled pursuant to the
Agreement.

Item 2.  Identity and Background.

(a)  (f)  Each of Opportunity and Strategic is a Cayman Islands exempted company. Encore Capital Management, L.L.C. (the "Manager") is a
          Delaware limited liability company. The Manager, Opportunity and
          Strategic are collectively referred to in this Schedule 13D as the
          "Reporting Persons."

     (b)  The address for each of Opportunity and Strategic is:

            Olympia Capital (Cayman) Ltd.
            c/o Williams House, 20 Reid Street
            Hamilton HM11, Bermuda

          The Manager's address is:

            12007 Sunrise Valley Drive, Suite 460
            Reston, VA 20191

          The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and each controlling person, if any, of the Reporting Persons, is set forth in Exhibit A hereto. (c)
          The principal business of each of Opportunity and Strategic is investing in securities and other intangible investment instruments.
          James Q. Chau and Oskar Lewnowski are on the board of directors of
          Opportunity and Strategic.

          The Manager is a registered investment adviser under the Investment
          Advisers Act of 1940 and acts as investment advisor to Opportunity and
          Strategic. James Q. Chau is the principal of the Manager.

(d)(e)    During the last five years, none of the persons listed in Item 2(a)
          has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 835455 10 6               13D                     Page 6 of 10 Pages

Item 3.   Source and Amount of Funds or Other Consideration.

          All funds utilized by the Reporting Persons to acquire the securities described herein were derived from investment capital of Opportunity and Strategic and were payable in immediately available funds.

Item 4.   Purpose of Transaction.

          The Reporting Persons acquired the securities described herein as an investment in the ordinary course of business. In pursuing this investment objective, the Reporting Persons will continue to analyze the operations, capital structure and markets of the Company on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with
          representatives of such companies. Depending on such assessments, one or more of the Reporting Persons may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares.
          Whether any of the Reporting Persons actually effects such sales will depend on its continuing evaluation of the diversity of its investment portfolio, as well as the price level and trading uncertainties of the
          Shares, available opportunities to dispose of the Shares, conditions in the securities markets and general economic and industry conditions. These sales may take place in the open market, through privately negotiated transactions with third parties, or through any other manner permitted by applicable law.

          None of the Reporting Persons, or any executive officer or control person thereof, has any current plans or proposals with respect to any of the items described in (b) through (d) and (f) through (i) of Item
          4. With respect to current plans or proposals with respect to any of the items described in (a), (e) and (j) of Item 4, see Item 6 hereof.

Item 5.   Interest in Securities of the Issuer

(a)(b)    Opportunity beneficially owns 2,471,759 Shares, which is equal to
          13.3% of the Shares issued and outstanding as of September 1, 2001.
          All of the Shares reported in this Schedule 13D are beneficially owned by Opportunity. Opportunity shares voting power and shares dispository power with respect to such Shares.

          Strategic beneficially owns 1,731,449 Shares, which is equal to 9.3%
          of the Shares issued and outstanding as of September 1, 2001. All of the Shares reported in this Schedule 13D are beneficially owned by
          Strategic. Strategic shares voting power and dispository power with respect to such Shares.

          The Manager has shared voting and dispository power with respect to the 4,203,208 Shares reported in this Schedule 13D as being beneficially owned by Opportunity and Strategic. Therefore, the
          Manager may be deemed to be, for purposes of Rule 13d-3 of the
          Exchange Act, a beneficial owner of such Shares, representing 22.6% of the Shares issued and outstanding as of September 1, 2001.

(c)       None of the Reporting Persons, or any of its executive officers, directors or control persons, has effected any transactions in the
          Shares during the past sixty days other than the consummation of the transactions under the Agreement, as disclosed herein.

(d)       Not applicable.

(e)       Not applicable.

CUSIP NO. 835455 10 6               13D                     Page 7 of 10 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          None

Item 7.   Material to be Filed as Exhibits

          None

CUSIP NO. 835455 10 6               13D                     Page 8 of 10 Pages

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: October 4, 2001

JNC OPPORTUNITY FUND LTD.

By: /s/ James Q. Chau
   ----------------------------
      Name: James Q. Chau
      Title: Director

JNC STRATEGIC FUND LTD.

By: /s/ James Q. Chau
   ----------------------------
      Name: James Q. Chau
      Title: Director

ENCORE CAPITAL MANAGEMENT, L.L.C.

By: /s/ James Q. Chau
   ----------------------------
      Name: James Q. Chau
      Title: Managing Member

CUSIP NO. 835455 10 6               13D                     Page 9 of 10 Pages

                             JOINT FILING AGREEMENT

     In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.

     IN WITNESS WHEREOF, the undersigned hereby execute this agreement on
October 4, 2001.

JNC OPPORTUNITY FUND LTD.

By: /s/ James Q. Chau
   ----------------------------
      Name: James Q. Chau
      Title: Director

JNC STRATEGIC FUND LTD.

By: /s/ James Q. Chau
   ----------------------------
      Name: James Q. Chau
      Title: Director

ENCORE CAPITAL MANAGEMENT, L.L.C.

By: /s/ James Q. Chau
   ----------------------------
      Name: James Q. Chau
      Title: Managing Member

CUSIP NO. 835455 10 6               13D                     Page 10 of 10 Pages

                                   EXHIBIT A

EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS

Name
Present Principal Occupation/Employment
Residence or Business Address

James Q. Chau
Director - Opportunity and Strategic
Managing Member and President - Manager
c/o Encore Capital Management, L.L.C.
12007 Sunrise Valley Drive, Suite 460
Reston, VA 20191
Citizen of the U.S.A.

Oskar Lewnowski
Director - Opportunity and Strategic
Olympia Capital (Cayman) Ltd.
c/o Williams House, 20 Reid Street
Hamilton HM11, Bermuda
Citizen of Austria

Matthew A. Ernst
Senior Vice President and Portfolio Manager - Manager
c/o Encore Capital Management, L.L.C.
12007 Sunrise Valley Drive, Suite 460
Reston, VA 20191
Citizen of the U.S.A.

Mai C. Nguyen
Vice President and Chief Financial Officer - Manager
c/o Encore Capital Management, L.L.C.
12007 Sunrise Valley Drive, Suite 460
Reston, VA 20191
Citizen of U.S.A.